File No. 82-3929

SUPPL

FANCAMP EXPLORATION LTD.

03045335

QUARTERLY REPORT

FOR THE SIX MONTH PERIOD ENDED OCTOBER 31, 2003

Prepared By Management
December 1, 2003

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: ___X___ **Schedule A**
___X___ **Schedule B & C**

ISSUER DETAILS:

Name of Issuer:	Fancamp Exploration Ltd.
Issuer's Address:	7290 Gray Avenue Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-434-8829 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-434-8829
Contact Email Address	debrach@telus.net
Web Site Address	N/A
For Quarter Ended:	October 31, 2003
Date of Report:	December 1, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Peter Smith	**December 8, 2003**
Name of Director	**Date Signed**
Debra Chapman	**December 8, 2003**
Name of Director	**Date Signed**

c:\fnm\qrt\1003scha.doc

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
For the six months ended October 31, 2003
(Unaudited - prepared by management)

Contents

FANCAMP EXPLORATION LTD.

BALANCE SHEET

(Unaudited - Prepared by Management)

October 31, 2003

	October 31 2003	April 30 2003
Assets		
Current		
Cash and Marketable Securities	(759)	34,863
Accounts Receivable	73,979	14,115
Accrued Mining Duty Refunds	0	0
Prepaid Expenses	650	9,150
Total Current Assets	73,870	58,128
Investment - South African Minerals Corporation	142	141
Incorporation Costs	1,100	1,100
Mineral Properties	580,711	388,721
Total Assets	$655,824	$448,090
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	31,441	110,136
Long-term		
Botswana Exploration Obligations	768,041	768,041
Deferred Quebec Mining Duties	124,893	124,893
Total Liabilities	924,375	1,003,070
Shareholders' Equity		
Capital	6,223,284	5,877,584
Deficit	(6,491,835)	(6,432,564)
Total Shareholders' Equity	(268,551)	(554,980)
Total Liabilities and Shareholders' Equity	$655,824	$448,090

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS

(Unaudited - Prepared by Management)

For the three and six month periods ended October 31, 2003 and 2002

	Three Months Ended October 31 2003	Six Months Ended October 31 2003	Three Months Ended October 31 2002	Six Months Ended October 31 2002
Revenue				
Interest Income	4	4	0	1
Operator Fee Income	0	0	0	0
Total Revenue	$4	$4	$0	$1
Expenses				
Bank and Interest Charges	159	179	56	301
Foreign Exchange (Gain) Loss	0	(166)	0	0
Geological Fees	7,500	15,000	7,500	15,000
Legal and Accounting	4,434	9,434	4,961	10,611
Office and General	8,646	15,719	11,347	19,117
Transfer Agent and Listing Fees	16,267	19,111	7,288	11,153
Total Expenses	37,006	59,276	31,152	56,182
Net Profit(Loss) from Operations	($37,001)	($59,272)	($31,152)	($56,181)
Gain (Loss) on Investments	0	0	0	0
Mineral Properties Written Off	0	0	0	0
Net Profit(Loss)	($37,001)	($59,272)	($31,152)	($56,181)
Deficit, Beginning of Period	6,454,834	6,432,564	6,288,917	6,263,888
Deficit, End of Period	6,491,835	6,491,835	6,320,070	6,320,070
Profit(Loss) Per Share	(0.002)	(0.002)	(0.002)	(0.004)

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

For the three and six month periods ended October 31, 2003 and 2002

	Three Months Ended October 31 2003	Six Months Ended October 31 2003	Three Months Ended October 31 2002	Six Months Ended October 31 2002
Operating Activities				
Profit(Loss) for the Period	**(37,001)**	(59,272)	(31,153)	(56,182)
Non-Cash Charges to Income:				
Net Change in Non-Cash Working Capital	**(50,797)**	**(130,060)**	113	10,292
Total Operating Activities	**(87,798)**	**(189,332)**	**(31,040)**	**(45,890)**
Financing Activities				
Private Placement - common shares	**0**	100,000	60,000	80,000
Exercise of Warrants	**175,000**	175,000	0	0
Exercise of Options	**18,000**	70,700	0	0
Total Financing Activities	**193,000**	**345,700**	**60,000**	**80,000**
Investing Activities				
Brock River	**0**	0	(7,379)	(7,379)
Fancamp	**0**	(46)	0	0
Gamache	**0**	(161)	0	0
Sept-Iles - Mechant	**0**	0	5,000	4,800
Upsalquitch Forks	**0**	(120)	0	0
St. George	**(7,659)**	(14,567)	(10,840)	(16,484)
Mingan Longue Pointe	**(151,474)**	(161,246)	0	0
Attawapiskat	**(8,599)**	(15,851)	0	0
Total Investing Activities	**(167,731)**	**(191,990)**	**(13,219)**	**(19,063)**
Change in Cash during the Period	**(62,529)**	**(35,622)**	15,741	15,047
Cash at Beginning of Period	**61,772**	34,863	12,348	13,041
Cash at End of Period	**($759)**	**($759)**	**$28,090**	**$28,090**

1. Continuing Operations

The Company is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has a working capital deficiency. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

The Company's ability to maintain its existence is dependent upon the continuing support of its creditors in the short term and its success in obtaining new equity financing for the settlement of liabilities.

2. Mineral Property Interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

Deferred Quebec Mining Duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit calculated at 12% of qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. Stock Based Compensation

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital.

5. Loss Per Share

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. *Share capital*

Authorized: 50,000,000 common shares with no par value

Issued:

	2003-2004		2002-2003	
	Number	Amount	Number	Amount
Balance, beginning of year	15,817,981	$5,877,584	12,617,981	$5,702,584
Exercise of Warrants	1,000,000	125,000	0	0
Options Exercised	667,000	70,700	0	0
Flow Through Private Placement	0	0	0	0
Private Placement	0	100,000	1,200,000	80,000
Settlement of Debt	0	0	0	0
Mineral Property Acquisition	0	0	0	0
Balance, end of period	17,484,981	$6,173,284	13,817,981	$5,782,584

The Company also has warrants outstanding for the purchase of up to 300,000 common shares, at a price of $0.125 per share, exercisable to March 13, 2004; up to 200,000 common shares, at a price of $0.15 per share, exercisable up to June 3, 2004; and, up to 2,000,000 common shares, at a price of $0.125 per share, exercisable up to December 18, 2004.

During the current quarter, directors and employees exercised options for the purchase of 60,000 common shares, at a price of $0.10 per share and 100,000 common shares, at a price of $0.12 per share.

During the previous quarter, directors and employees exercised options for the purchase of 407,000 common shares, at a price of $0.10 per share and 100,000 common shares, at a price of $0.12 per share.

During the current quarter, warrants were exercised for the purchase of 1,000,000 common shares, at a price of $0.125 per share.

Breakdown of shares issued during the period:

Date	Type of Issuance	Shares Issued	Price Per Share	Cash Consideration Paid
Sept 8, 2003	Exercise of Option	50,000	$0.12	$6,000.00
Sept 8, 2003	Exercise of Option	10,000	$0.10	$1,000.00
Sept 18, 2003	Exercise of Option	50,000	$0.12	$6,000.00
Sept 22,2003	Exercise of Option	50,000	$0.10	$5,000.00
Oct 27, 2003	Exercise of Warrants	1,000,000	$0.125	$125,000.00
Total		1,600,000		$143,000.00

7. Incentive Stock Options

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
211,500	$0.12	May 1/00	Apr 30/05
23,000	$0.10	Aug 1/01	Jul 31/06
145,000	$0.10	Jan 25/02	Jan 24/07
854,000	$0.14	May 26/03	May 25/08
1,233,500			

During the current quarter, directors and employees exercised options for the purchase of 60,000 common shares, at a price of $0.10 per share and 100,000 common shares, at a price of $0.12 per share.

During the quarter no options were issued, re-priced, cancelled, or expired.

8. Related Party Transactions

Transactions with related parties for the period comprise:

	Paid - 3 months ended July 31, 2003
Professional geological fees paid to a director	$18,500
Administration fees paid to directors (2)	$5,640

	Paid – 6 months ended October 31, 2003
Professional geological fees paid to a director	$30,400
Administration fees paid to directors (2)	$11,280

FANCAMP EXPLORATION LTD.

SCHEDULE "B" SUPPLEMENTARY INFORMATION

1. Analysis Of Expenses And Deferred Costs

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(Unaudited - Prepared by Management)

For the three months ended October 31, 2003

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2003 Net Costs For Period	2002 Net Costs For Period
Brock River					7,379
Sept-Iles - Mechant					(5,000)
St. George		7,660		**7,660**	10,840
Mingan Longue Pointe		151,474		**151,474**	
Attawapiskat	0	8,599	0	**8,599**	
Total	0	167,733	0	**167,733**	13,219
Cumulative Mineral Property Costs Deferred, Beginning of Period				**412,979**	269,750
Cumulative Mineral Property Costs Deferred, End of Period				**$580,711**	**$282,970**

For the six months ended October 31, 2003

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2003 Net Costs For Period	2002 Net Costs For Period
Brock River					7,379
Fancamp		46		**46**	
Gamache		161		**161**	
Upsalquitch Forks		120		**120**	
Sept-Iles - Mechant					(4,800)
St. George		14,567		**14,567**	16,484
Mingan Longue Pointe		161,245		**161,245**	
Attawapiskat	7,200	8,651		**15,851**	
Total	7,200	184,791	0	**191,991**	19,063
Cumulative Mineral Property Costs Deferred, Beginning of Period				**388,721**	263,906
Cumulative Mineral Property Costs Deferred, End of Period				**$580,711**	**$282,970**

STATEMENT OF EXPLORATION EXPENDITURES

(Unaudited - Prepared by Management)

For the three months ended October 31, 2003

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned						
St. George, New Brunswick			2,137	5,523		7,660
Upsalquitch Forks, New Brunswick						
Gamache, Quebec						
Attawapiskat					8,599	8,599
Options on Mineral Properties						
Mingan Longue Pointe, Quebec		14,520	81,470	14,928	40,556	151,474
Royalty Interests						
Fancamp, Quebec						
Total	0	14,520	83,607	20,451	49,155	167,731

For the six months ended October 31, 2003

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground Surveys	Total
100% Owned						
St. George, New Brunswick			2,137	6,463	5,967	14,567
Upsalquitch Forks, New Brunswick				120		120
Gamache, Quebec				161		161
Attawapiskat	7,200			53	8,599	15,852
Options on Mineral Properties						
Mingan Longue Pointe, Quebec		14,520	84,788	17,585	44,353	161,246
Royalty Interests						
Fancamp, Quebec				46		46
Total	7,200	14,520	86,925	24,428	58,919	191,990

2. **Related Party Transactions**

See Note 8 of Financial Statements for the six months ended October 31, 2003, attached hereto as part of Schedule "A".

3. **Summary Of Securities Issued And Options Granted During The Period**

See Notes 6 and 7 of Financial Statements for the six months ended October 31, 2003, attached hereto as part of Schedule "A".

4. **Summary Of Securities As At The End Of The Reporting Period**

See Note 6 of Financial Statements for the six months ended October 31, 2003, attached hereto as part of Schedule "A".

5. **Directors and Officers**

Peter H. Smith	President and Director
Debra Chapman	Secretary and Director
Gilles Dubuc	Director
Michael Sayer	Director
Taylor Cahill	Director

The Company's prime focus has become the exploration and development of titanium rich iron ores in the Havre St. Pierre Anorthosite Massif located on Quebec's North Shore, east of Sept-Iles. The Massif is the site of the world class QIT (Rio Tinto Group) iron titanium mining operation, and is distinctive in the abundance of these elements within its boundaries. Fancamp has optioned the Mingan Showing, a recently discovered series of massive hemoilmenite outcrops from The Sheridan Platinum Group Limited, whereby it may earn a 50% interest in the property by spending $500,000 over a period of two years (to date the Company has spent $262,381). This option includes a very large land package in the Massif owned by the Group which covers previously known showings and new geophysical targets. Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite and drilling is continuing.

On October 21, 2003, the Company reported assay results from character samples taken at intervals in the massive hemoilmenite sections of drill holes #5 through #10 on its Mingan Titanium Option, which were previously reported (refer to July 25 and September 3, 2003 news releases). These samples consisted of 5 cm lengths of unsplit core, taken at one to two metre intervals by the Company's qualified person, M. Louis Caron, P. Geol. Assays were carried out by ALS Chemex/Chimitec in Val D'Or, Quebec.

Forty samples were taken from a total of ten massive hemoilmenite sections. Returns from the sections averaged 33.9% TiO_2, 57.3% Fe_2O3, and 2.2% MgO, with ranges of 33.0% to 35.7%, 54.9% to 60.0%, and 1.9% to 2.4% respectively. These assays further confirmed the homogeneity of the massive hemoilmenite, and fell within the ranges of values previously reported (refer to May 9 and June 6, 2003 news releases).

Three additional vertical holes were completed in the vicinity of Hole #8, which returned five sections of massive hemoilmenite totaling 32.5 metres in a 56 metre hole. The country rock is gabbroic anorthosite with the occasional diabase dyke. Hole #11, located 29 metres southeast of #8 returned 5.3 metres of semi massive hemoilmenite from surface to 5.6 metres in the hole, which terminated at 39 metres. Hole #12, located 15 metres southwest of #8 returned 37.3 metres of massive hemoilmenite from 17.9 metres in the hole to its base at 55.2 metres, where it was stopped in massive material due to caving. This section contained a few 1 metre diabase dykes. Hole #13, located 33 metres north northeast of #8, contained no massive hemoilmenite and finished at 38.7 metres. Stripping is planned in this eastern sector of the southern residual gravity anomaly. (refer to September 3, 2003 news release).

Drilling is scheduled to start in the central part of the northern residual gravity anomaly about 200 metres east northeast of Hole #5 (and 300 metres northest of Hole #8) where trenching has exposed massive hemoilmenite outcrop.

Regional reconnaissance has also identified two previously unknown, and potentially sizeable occurrences of massive hemoilmenite on separate claim blocks.

The results of the drilling to date suggest a close correlation between residual gravity anomalies (anomalously high gravity values remaining when a regional gradient is removed) and underlying thicknesses of dense, massive hemoilmenite. For example, Holes #1,2,3,8 and 10 lie within one such anomaly which measures approximately 80 metres wide and 240 metres long. Holes #4 and 5 lie on the western extremity of a similar anomaly, measuring about 200 metres by 250 metres. Holes #6, 7 and 9 lie outside these anomalies. A third major residual anomaly on the western side of the grid measures about 300 metres by 250 metres, and remains to be tested. This particular anomaly extends off grid to the west and its true extent is not known. Several other anomalies are present on the grid and these, too, remain to be tested.

The Company continues to hold a large land position in the Clarence Stream gold camp of southeastern New Brunswick. Activity in this area is dominated by Freewest Resources Canada Inc.'s discoveries on which measurable gold resources are being developed. Future activity by the Company in this area depends very much on the success of Freewest's efforts.

The Company's Lac Mechant nickel copper cobalt prospect northeast of Sept-Iles, and under option to Ressources Appalaches Inc. has been subject to a gravity survey and a number of strong anomalies have been identified. This survey will be expanded in the coming months to cover areas underlain by large nickel copper cobalt soil anomalies. A drill program will test the most important gravity anomalies. Appalaches has to date spent about $140,000 of the $400,000 required to earn a 50% interest.

Financing for the Company's ongoing exploration efforts at Mingan is being provided through the exercise of warrants related to a series of private placements made in 2001 and 2002. During the current quarter, warrants were exercised for the purchase of 1,000,000 common shares, at a price of $0.125 per share. Options for the purchase of a total of 160,000 common shares were also exercised during the quarter with the $18,000.00 proceeds being added to general working capital.

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172